09055624

SEC Processing Section FEB 24 2009 Washington, DC 105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43902

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

WATERMARK SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Third Avenue
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Link (212) 451-1187
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

100 Park Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED MAR 11 2009 THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Marc Baltuch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Watermark Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

MOSHE A. LUCHINS
Notary Public, State of New York
No. 02LU5078353
Qualified in New York County
Commission Expires May 27, 2011

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
- ☐ (o) Independent Auditors' Report on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Watermark Securities, Inc.

Statement of Financial Condition

December 31, 2008

BDO

BDO Seidman, LLP
Accountants and Consultants

Watermark Securities, Inc.

Statement of Financial Condition

December 31, 2008

Watermark Securities, Inc.

Contents

BDO

BDO Seidman, LLP
Accountants and Consultants

100 Park Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

Board of Directors
Watermark Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Watermark Securities, Inc. ("Company") as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Watermark Securities, Inc. at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

February 18, 2009

Watermark Securities, Inc.

Statement of Financial Condition

December 31, 2008

Assets	
Cash and cash equivalents	**$ 477,578**
U.S. Treasury bills held as deposit with clearing broker (Notes 1 and 2)	**60,000**
Receivable from clearing broker (Note 2)	**620,377**
Investment in securities, at fair value (cost - $29,025) (Note 1)	**37,065**
Prepaid expenses and other	**25,048**
Property and equipment (net of accumulated depreciation and amortization of $200,226) (Note 3)	**117,713**
	$1,337,781
Liabilities and Stockholders' Equity	
Liabilities:	
Payable to broker	**$ 6,447**
Accrued expenses and other liabilities (Note 4)	**208,610**
Total liabilities	**215,057**
Commitments (Notes 6 and 7)	
Stockholders' equity (Note 6)	**1,122,724**
	$1,337,781

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Summary of Business and Significant Accounting Policies

Business

Watermark Securities, Inc. ("Company") is a broker-dealer providing services for affiliated institutional clients, and clears all such transactions through another broker-dealer pursuant to a clearance agreement on a fully disclosed basis. Accordingly, the Company is exempt from the provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3.

Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company maintains cash balances at a financial institution. At times, the amount on deposit at this institution exceeds the $250,000 maximum balance insured by the Federal Deposit Insurance Corporation.

Cash equivalents consist of certain registered money market funds that invest in a diversified portfolio of debt and short-term securities. The average maturity of the money market funds' portfolio securities is less than 90 days.

Valuation of Investments

Investments in securities are measured at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models.

On January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements." SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The following are types of investments the Company held as of December 31, 2008:

Exchange-Traded Equity Securities

Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy.

U.S. Treasury Bills

U.S. Treasury bills are generally valued using quoted secondary market prices and are generally categorized in Level 2 of the fair value hierarchy.

Cash Instruments

Certain registered money market accounts are generally categorized in Level 2 of the fair value hierarchy.

Securities Transactions

The Company records security transactions based on a trade date. Dividend income is recognized on the ex-dividend date, and interest income is recognized on an accrual basis. Discounts and premiums on securities purchased are amortized over the lives of the respective securities.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets which range from three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes

The Company has elected S corporation status for income tax purposes and, as such, income flows through to the stockholders' individual income tax returns. As a result, the Company is not liable for Federal or New York State income taxes. The statement of financial condition includes an income tax payable for New York State minimum tax and New York City corporate income taxes, as New York City does not recognize S corporation status.

The Company is required to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax bases of the assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. There are no significant temporary differences between the Company's pre-tax income and taxable income.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Off-Balance Sheet Risk and Concentration of Credit Risk

Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company.

In the normal course of business, the Company facilitates the execution of securities transactions on behalf of customers as an agent. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount.

The Company is also subject to credit risk to the extent that the Company's clearing broker may be unable to fulfill its obligations either to return the Company's securities held as deposits or repay net commissions owed.

The Company's policy is to monitor its market exposure and counterparty risk.

Market Risk

Market risk represents the potential loss that can be caused by a change in the market value of the financial instrument. The Company's exposure to market risk is determined by a number of factors, including the size, composition, diversification of positions held, interest rates, and market volatility.

New Accounting Pronouncement

In June 2006, the Financial Accounting Standards Board (the "FASB") issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes", which establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. On December 30, 2008, the FASB released an amendment to FIN 48 allowing private entities to defer implementation until fiscal years beginning after December 15, 2008. As a result, management has elected to defer implementation of FIN 48 until January 1, 2009. It is the Company's policy to evaluate its tax positions on a regular basis. The adoption of FIN 48 is not expected to have a material impact on the Company's results of operations or its financial position.

1. Financial Instruments and Fair Value

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157.

Assets measured at fair value as of December 31, 2008:

	Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Balance
Cash and cash equivalents:			
Certain registered money market funds	$ -	$275,819	$275,819
U.S. Treasury bills	-	60,000	60,000
Investments in securities:			
Exchange-traded equity securities	37,065	-	37,065
Total financial instruments	$37,065	$335,819	$372,884

2. Deposit with and Receivable from Clearing Broker

The Company is required to maintain a collateral account with its clearing broker with a minimum market value of $50,000. United States treasury bills with a market value of $60,000 were held in this account at December 31, 2008. These securities serve as collateral for potential defaults of the Company and for any amounts due to broker.

Receivable from clearing broker represents the net commissions due from this broker.

3. Property and Equipment

At December 31, 2008, property and equipment consists of:

	Amount
Computer equipment	$ 276,435
Furniture and fixtures	22,253
Leasehold improvements	19,251
	317,939
Less: Accumulated depreciation and amortization	(200,226)
	$ 117,713

4. Related Party Transactions

An affiliate provides certain administrative, operational, and other services whose costs are allocated to the Company. Included in accrued expenses and other liabilities is $147,757 for 2008 allocated costs that exceeded payments to this affiliate.

5. Employee Benefit Plan

The Company participates in a profit sharing plan covering substantially all employees, which provides for annual contributions as determined by the Company.

6. Regulatory Net Capital Requirements

Under the "Uniform Net Capital Rule" of the SEC, the Company is required to maintain regulatory net capital, as defined, equivalent to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to regulatory net capital, as defined, shall not exceed 15 to 1. While regulatory net capital and aggregate indebtedness may change from day to day, at December 31, 2008, the Company's regulatory net capital of $968,887 exceeded minimum requirements by $954,550 and the ratio of aggregate indebtedness to regulatory net capital was .22 to 1.

7. Commitments

The Company leases office space from an affiliate under a lease agreement expiring January 31, 2012. The future minimum annual lease payments as of December 31, 2008 under such lease are as follows:

Year ending December 31,	
2009	$ 924,000
2010	924,000
2011	924,000
2012	77,000
	$2,849,000

Watermark Securities, Inc.

Report on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

Year Ended December 31, 2008

BDO

BDO Seidman, LLP
Accountants and Consultants

Watermark Securities, Inc.

Report on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

Year Ended December 31, 2008

Index

BDO Seidman, LLP
Accountants and Consultants

100 Park Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Board of Directors
Watermark Securities, Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Watermark Securities, Inc. ("Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in

all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountants

BDO Seidman, LLP

New York, New York

February 18, 2009

END